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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
December 15, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Digital India ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.	Please provide the fee table and expense example information as a separate EDGAR correspondence filing prior to the effectiveness of the Fund’s Registration Statement.

Response 3.	The Trust previously filed a correspondence filing dated December 10, 2021 containing the “Fund Fees and Expenses” table and expense example information for the Fund.

Comment 4.
With respect to the first sentence in the first paragraph under the “Summary Information—Principal Investment Strategies” section, please revise the “Fund’s benchmark index” to the “Index” so that the Fund’s 80% policy is tied to the defined term “Index.”

Response 4.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 5.	With respect to the second sentence in the first paragraph under the “Summary Information—Principal Investment Strategies” section, please revise “includes” to “consists of.”

Response 5.	The disclosure has been revised accordingly.

Comment 6.	With respect to the last sentence in the first paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify how the phrase “Indian companies” is defined.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please provide a list of the constituents of the MVIS® Digital India Index (the “Index”) for the Staff’s review.

Response 7.	A list of the Index constituents has been submitted for the Staff’s review in an email correspondence on November 23, 2021.

Comment 8.
With respect to the first paragraph under the “Summary Information—Principal Investment Strategies” section, the Staff notes that the disclosure states that “[t]o be initially eligible for the Index, companies must…generate at least 50% of their revenues from one or more of the following categories….” The Index’s methodology states that companies that are current components of the Index only need to generate at least 25% of their revenues from such categories, which does not meet the “50% of assets or revenues” test expected. Please confirm that companies that are current components of the Index must meet the “50% of assets or revenues” test and remove the disclosure regarding the lower threshold.

Response 8.
We respectfully acknowledge your comment. The disclosure in the “MVIS® Digital India Index” section has been revised to reflect the lower threshold for current Index components. We further supplementally submit that the lower threshold for current Index constituents reflects a buffer rule used by MV Index Solutions GmbH (the “Index Provider”) to reduce potential portfolio turnover given that significant short-term volatility may arise between Index rebalances that could result in the premature removal of an Index constituent. Since we are not aware of a requirement that constituents of a fund’s underlying index must have at least 50% of its assets or revenues from a particular industry or sector, we and the Index Provider respectfully believe the 25% threshold is appropriate for current Index constituents.

Comment 9.
With respect to the last sentence in the first paragraph under the “Summary Information—Principal Investment Strategies” section, please explain how being in the top 10 telecommunication services companies by annual revenue establishes a sufficient economic nexus to the Fund’s digitization strategy and how this differs, if at all, from the two-part test that immediately precedes this sentence.

Response 9.
We respectfully acknowledge your comment and note that the inclusion of the top 10 telecommunication services companies in India by annual revenue in the Index reflects the Index Provider’s belief that such companies, by virtue of their industry and significant market share, are inherently involved in supporting the digitalization of the Indian economy, regardless of whether they may meet the two-part test applicable to other Index constituents. Accordingly, we respectfully believe the current disclosure is appropriate.

Comment 10.	Please disclose in the disclosure responsive to Item 4 of Form N-1A the Index’s weighting methodology and the number of Index constituents.

Response 10.
We respectfully acknowledge your comment; however, we believe such level of specificity is more appropriate in the “MVIS® Digital India Index” section, which currently discloses that the Index is modified market capitalization-weighted.

Comment 11.
With respect to the first sentence in the second paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify through a parenthetical or otherwise that this includes emerging market issuers.

Response 11.	The disclosure has been revised accordingly.

Comment 12.
With respect to the second sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, please revise “may concentrate” to “will concentrate” as this reserves impermissible discretion to concentrate.

Response 12.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of the Index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the Index constituents trade. We further note that the Fund’s fundamental investment restriction and related disclosure are consistent with those of other passively managed ETFs.

Comment 13.
With respect to the last sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify whether “sectors” or “industries” are being used to determine compliance with the Fund’s concentration policy and reconcile the disclosure throughout accordingly. The Staff notes that some portions of the Registration Statement refer to “sectors” whereas others refer to “industries” or “groups of industries.”

Response 13.
We note that the Fund’s disclosure states that “an industry” or “a group of industries” is used to determine compliance with the Fund’s concentration policy in accordance with Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). Meanwhile, references to “sector” relate only to the risks arising out of the Fund’s exposure to certain sectors. Accordingly, we respectfully believe the current disclosure is appropriate.

Comment 14.
With respect to the use of “a significant portion” in the last sentence of the last paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify how this differs from concentration. If the Index is concentrated (i.e., greater than 25% is allocated to any of these industries or groups of industries), please define concentration and adjust the disclosure accordingly.

Response 14.	We respectfully acknowledge your comment; however, for the reasons noted in Response 13, we believe the current disclosure is appropriate.

Comment 15.	In connection with the Fund’s “Concentration Risk” disclosure, please revise “may be concentrated” to “will be concentrated” as “may” reserves impermissible discretion.

Response 15.	We respectfully acknowledge your comment; however, for the reasons noted in Response 12, we believe the referenced disclosure is appropriate.

Comment 16.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 16.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 17.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 17.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 18.
Please disclose in the disclosure responsive to Item 9 of Form N-1A the Fund’s 80% policy and that shareholders will be given 60 days’ prior notice for any change to such policy. Please also disclose the Fund’s concentration policy and diversification status.

Response 18.
We respectfully acknowledge your comment; however, because the requested disclosure is already disclosed under the “Summary Information—Principal Investment Strategies” section, we believe the Fund’s disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 19.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, the Staff notes that depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index and may count towards compliance with the Fund’s 80% policy. Please clarify whether other investments referenced in this section such as convertible securities, structured notes, certain derivatives and other investment companies may count towards compliance with the Fund’s 80% policy.

Response 19.	We hereby confirm that the Fund’s investments in convertible securities, structured notes and derivatives will not count towards its 80% policy.

Comment 20.
The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 20.
We hereby confirm that the Fund currently does not expect its acquired fund fees and expenses to exceed more than 0.01% of the Fund’s total annual fund operating expenses, and as such, the Fund’s investments in other funds do not warrant an “Acquired Fund Fees and Expenses” line item in the “Fund Fees and Expenses” table.

Comment 21.
With respect to the Fund’s “Risk of Investing in Derivatives” disclosure, please supplementally explain how the Fund’s compliance with Rule 18f-4 under the 1940 Act may constrain the Fund’s investment strategy and/or increase costs. Also, please remove disclosure that implies that if Rule 18f-4 did not apply the Fund could achieve better performance as the Fund does not have the choice not to comply with Rule 18f-4.

Response 21.	The Fund’s “Risk of Investing in Derivatives” disclosure has been revised to remove the last two sentences.

Comment 22.
Under the “MVIS Digital India Index” section, please confirm that the Fund and Van Eck Associates Corporation (the “Adviser”) are not and will not be in possession of any non-public information regarding the index methodology and screening criteria and will not have any ongoing involvement in the index and its methodology and screening criteria.

Response 22.
We hereby confirm that the Fund and the Adviser are not and will not be in possession of any material non-public information regarding the Index methodology and screening criteria and will not have any ongoing involvement in the Index and its methodology and screening criteria after the Fund is launched.

Comment 23.
With respect to the “General Information—Other Information” section, please clarify that the Fund’s ability to rely on its exemptive relief under Section 12(d) of the 1940 Act will expire in January 2022.

Response 23.
We respectfully acknowledge your comment; however, we note that in anticipation of the expiration of the Trust’s exemptive relief under Section 12(d) of the 1940 Act in January 2022, the last sentence in the first paragraph under the “General Information—Other Information” section currently contemplates that registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) of the 1940 Act in reliance on an SEC exemptive order or SEC regulations. Accordingly, we believe the current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

Comment 24.
With respect to the second paragraph under the “Investment Policies and Restrictions—SEC Regulatory Changes” section, please explain what effect Rule 18f-4 would have on the Fund and please revise this disclosure to be consistent with the Staff’s comments to and the changes made in the Prospectus.

Response 24.
We supplementally submit that the Fund currently plans to begin to comply with Rule 18f-4 on or around the required compliance date of August 19, 2022. The Adviser is currently developing the Trust’s derivatives risk management program that will apply to the Fund and assessing whether a designated reference portfolio may provide an appropriate reference portfolio for the Fund. While the development and assessment processes are ongoing, based on the Adviser’s initial assessment, the Adviser has determined that the Fund’s investment strategy will be able to operate as it is stated in the Registration Statement in compliance with the relevant “value at risk” test. In addition, the disclosure has been revised to remove the two sentences that are similar to those to be removed from the Fund’s “Risk of Investing in Derivatives” disclosure in the Prospectus per Response 21.

Comment 25.
With respect to the first sentence in Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise “may” to “will” as “may” implies impermissible discretion with respect the Fund’s concentration policy.

Response 25.	We respectfully acknowledge your comment; however, for the reasons noted in Response 12, we believe the current disclosure is appropriate.

Comment 26.
With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout. Please also consider disclosing the meaning of “illiquid” so as to be more closely aligned with Rule 22e-4 under the 1940 Act.

Response 26.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 27.
With respect to the first sentence in the seventh paragraph under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 27.
The Trust is not aware of a requirement to consider the concentration policy of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 28.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 28.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 29.	With respect to the “Creation and Redemption of Creation Units—Acceptance of Creation Orders” section, please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. The SEC has stated its belief in Exchange-Traded Funds, SEC Rel. No. IC-33140 (June 28, 2018) (the “Proposing Release”) that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In Exchange-Traded Funds, SEC Rel. No. IC-33646 (Sept. 25, 2019) (the “Adopting Release”), the SEC further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis of relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

Response 29.
We respectfully acknowledge your comment; however, we decline to revise the referenced disclosure. In the Proposing Release, the SEC notes that “[a]n additional issue related to the issuance and redemption of ETF shares is the extent to which an ETF may directly or indirectly suspend these processes,” and, in this regard, the SEC observes that “an ETF that suspends the issuance or redemption of creation units indefinitely [emphasis added] could cause a breakdown of the arbitrage mechanism….” The disclosure referenced above relates to the Fund’s ability to reject individual purchase orders. Among other things, a purchase order may be rejected, in the exclusive discretion of the Fund, if such creation would result in adverse consequences to the Fund and its shareholders. Importantly, the disclosure referenced above does not suggest — and is not intended to give to the Fund — the right to suspend the issuance of creation units indefinitely. Accordingly, we do not believe that the policy consideration discussed in Proposing Release is applicable in the context of this disclosure.

DECLARATION OF TRUST
Comment 30.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 30.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 31.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 31.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 32.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 32.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C
Comment 33.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 33.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and MVIS, the Fund’s index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai